Exhibit 99.1

Ballard announces largest order in company history - 1,000 engines to power Solaris buses across Europe

VANCOUVER, BC and BOLECHOWO, Poland, April 1, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the signing of a Long Term Supply Agreement ("LTSA") with its customer Solaris Bus & Coach sp. z o.o. ("Solaris"; www.solarisbus.com), a leading European bus manufacturer, for the supply of 1,000 hydrogen fuel cell engines through 2027 for the European transit bus market.

The LTSA consolidates existing orders for approximately 300 fuel cell engines, while adding after-market and extended warranty services to such existing orders, with a new supply commitment for an incremental approximately 700 fuel cell engines and related after-market extended warranty services. This consolidated order represents the largest order of fuel cell engines in Ballard's history and marks a significant step forward in the relationship with Solaris. The 1,000 units will be made up of approximately 80% FCmove®-HD 70 kW and 20% FCmove®-HD+ 100 kW engines to address both the 12-metre and 18-metre bus markets, with delivery starting in 2024 and running through the end of 2027.

These engines are expected to be deployed in buses across Europe where Solaris buses powered by Ballard fuel cell engines currently operate in over 22 European cities. Supported by policy tailwinds and regulations to decarbonize public urban transport fleets, the transition to zero emission city buses has accelerated in recent years as the value proposition of hydrogen fuel cells are increasingly understood – zero emissions, quick refueling, and long range, without impact to performance or duty cycle.

"This landmark agreement embarks on the next phase of Ballard and Solaris' partnership to accelerate fuel cell bus adoption in Europe, leveraging Ballard's proven product performance, as the energy transition gains momentum," said Randy MacEwen, Ballard President and Chief Executive Officer. "This LTSA is a testament to our collaborative efforts with Solaris spanning over a decade in bringing safe, competitive, durable, zero emission solutions to transit operators across Europe. We are on the road to achieving scaled deployment of fuel cell buses, which is a critical lever to facilitate economies of scale and cost down initiatives, driving improved economics and reduced emissions for fleet operators."

"We are excited to continue our work with Ballard and further our progress in the rapidly growing European hydrogen fuel cell bus market as fuel cell vehicles become an increasingly significant share of our production mix. Solaris has become a leader in deploying hydrogen technology in public transport and an experienced partner for European operators. To date, we have delivered nearly 200 hydrogen-powered buses and another over 500 units are in our orderbook for next two years," said Javier Iriarte, Solaris Chief Executive Officer.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product deliveries, customer deployments, and market adoption. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations, +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:15e 01-APR-24